UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015.

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99.1	Proxy Statement for the 2015 Annual Meeting of Shareholders

99.2	Form of Proxy for the 2015 Annual Meeting of Shareholders

99.3	Form of Notice of Internet Availability of Proxy Materials

99.4	2014 Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2015

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ George V. Saroglou
George V. Saroglou
Chief Operating Officer